Exhibit 99.1

DHX MEDIA LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 18, 2018

The annual and special meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”) and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (the “Company” or “DHX Media”) will be held at the Omni King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9 on December 18, 2018 at 10:00 a.m. (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2018, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the full text of which is set out in Appendix “A” to this Circular) to confirm By-law No. 2018-1 – Advance Notice By-Law, providing for advance notice for nominations of directors of the Company, which was adopted by the board of directors of the Company effective May 30, 2018; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying management information circular (the “Circular”).

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. ("Computershare"), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:00 a.m. (Toronto time) on December 14, 2018, the second last business day preceding the date of the Meeting, or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your Shares.

The board of directors of the Company has fixed November 13, 2018 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the

PVV Shares as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVV Shares. The holder of the PVV Shares, the Executive Chairman and Chief Executive Officer of the Company, Michael Donovan, has entered into a shareholders agreement pursuant to which, among other things, Mr. Donovan agreed not to grant a proxy or other right to vote the PVV Shares except to a representative of the Company designated by the board of directors. Additional information concerning the PVV Shares can be found under “Voting Shares” in the accompanying Circular.

By order of the board of directors of DHX Media Ltd.

(signed)	“Mark Gosine”
EVP, Legal Affairs, General Counsel & Corporate Secretary